Filed Pursuant to Rule 433

Registration Nos. 333-254632

and 333-254632-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

October 27, 2021

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	Floating Rate Debentures, Series due November 3, 2023
Registration Format:	SEC Registered
Principal Amount:	$1,300,000,000
Date of Maturity:	November 3, 2023
Interest Payment Dates:	Quarterly in arrears on February 3, May 3, August 3 and November 3 of each year, beginning February 3, 2022
Coupon Rate:	Floating rate based on Compounded SOFR plus 0.40%, calculated quarterly
Price to Public:	100.00% of the principal amount thereof
Redemption:	Redeemable at any time on or after May 3, 2022, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest
Trade Date:	October 27, 2021
Settlement Date:*	November 3, 2021 (T+5)
CUSIP / ISIN Number:	65339K BX7/US65339KBX72

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:

Academy Securities, Inc.

Hancock Whitney Investment Services, Inc.

Huntington Securities, Inc.

Natixis Securities Americas LLC

Junior Co-Managers:

Cabrera Capital Markets LLC

Mischler Financial Group, Inc.

___________________

*	It is expected that delivery of the Debentures will be made against payment therefor on or about November 3, 2021, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or the next two succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Compounded SOFR” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated October 27, 2021.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. collect at (212) 728-1500; J.P. Morgan Securities LLC collect at (212) 834-4533; MUFG Securities Americas Inc. toll-free at (877) 649-6848; and SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.